UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

              ------------------------------------
                          SCHEDULE 13D

                        (Amendment No. 3)

            Under the Securities Exchange Act of 1934
                       WESTWOOD ONE, INC.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                          961-815-10-7
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         January 2, 2003
     (Date of Event which Requires Filing of this Statement)


        ------------------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                                             Page 2 of 21 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person.
     I.R.S. Identification No. of Above Person (entities only)

                    Infinity Network Inc.
---------------------------------------------------------------
                    I.R.S. Identification No. 52-1859471
---------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------------
/  / (b)
---------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
---------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
---------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares		---------------------------------------
Beneficially        (8)  Shared Voting Power       16,000,000
 Owned by		---------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting		---------------------------------------
  Person            (10) Shared Dispositive Power  16,000,000
  With
---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    16,000,000
---------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares      (See Instructions)
---------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 15.2%
---------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
---------------------------------------------------------------

                                             Page 3 of 21 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

                    Infinity Media Corporation
---------------------------------------------------------------
I.R.S. Identification No. 13-2766282
---------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------------
/  / (b)
---------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
---------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
---------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares		---------------------------------------
Beneficially        (8)  Shared Voting Power       16,000,000
 Owned by		---------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting		---------------------------------------
  Person            (10) Shared Dispositive Power  16,000,000
  With
---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    16,000,000
---------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 15.2%
---------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
---------------------------------------------------------------

					Page 4 of 21 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

                    Infinity Broadcasting Corporation
---------------------------------------------------------------
                    I.R.S. Identification No. 13-4142467
---------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------------
/  / (b)
---------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
---------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
---------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares		--------------------------------------
Beneficially        (8)  Shared Voting Power       18,000,000*
 Owned by		--------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting		-------------------------------------
  Person            (10) Shared Dispositive Power  18,000,000*
  With
---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    18,000,000*
---------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 16.8%
---------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------



* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

                                             Page 5 of 21 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

                    Viacom Inc.
---------------------------------------------------------------
                    I.R.S Identification No.  04-2949533
---------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------------
/  / (b)
---------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
v---------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
---------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares		---------------------------------------
Beneficially        (8)  Shared Voting Power       18,000,000*
 Owned by		--------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting		--------------------------------------
  Person            (10) Shared Dispositive Power  18,000,000*
  With
---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    18,000,000*
---------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 16.8%
---------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)   CO
---------------------------------------------------------------


* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

                                             Page 6 of 21 Pages


CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

                    NAIRI, Inc.
---------------------------------------------------------------
                    I.R.S Identification No.  04-3446887
---------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------------
/  / (b)
---------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
---------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
---------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares		--------------------------------------
Beneficially        (8)  Shared Voting Power       18,000,000*
 Owned by		--------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting		--------------------------------------
  Person            (10) Shared Dispositive Power  18,000,000*
  With
---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    18,000,000*
---------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares   (See Instructions)
---------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 16.8%
---------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) CO
---------------------------------------------------------------


* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

                                             Page 7 of 21 Pages

CUSIP No. 961-815-10-7

(1)  Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

                    National Amusements, Inc.
---------------------------------------------------------------
                    I.R.S Identification No.  04-2261332
---------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------------
/  / (b)
---------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
---------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------
(6)  Citizenship or Place of Organization       Maryland
---------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares		---------------------------------------
Beneficially        (8)  Shared Voting Power       18,000,000*
 Owned by		---------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting		---------------------------------------
  Person            (10) Shared Dispositive Power  18,000,000*
  With
---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    18,000,000*
---------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 16.8%
---------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)    CO
---------------------------------------------------------------



* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

                                             Page 8 of 21 Pages


 CUSIP No.     961-815-10-7

(1)  Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

                    Sumner M. Redstone
---------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
---------------------------------------------------------------
/  / (b)
---------------------------------------------------------------
(3)  SEC Use Only
---------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
---------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
---------------------------------------------------------------
(6)  Citizenship or Place of Organization       United States
--------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares		--------------------------------------
Beneficially        (8)  Shared Voting Power       18,000,000*
 Owned by		--------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting		--------------------------------------
  Person            (10) Shared Dispositive Power  18,000,000*
  With
---------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    18,000,000*
---------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
---------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 16.8%
---------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)   IN
---------------------------------------------------------------


  * Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

                                           Page 9 of 21 Pages
Item 1.   Security and Issuer.
          --------------------

          This Amendment No. 3 (the "Amendment") is filed by Infinity Network Inc. ("INI"), Infinity Media Corporation ("IMC"), Infinity Broadcasting Corporation ("IBC" or "Infinity"), Viacom Inc. ("Viacom"), NAIRI, Inc. ("NAIRI"), National Amusements, Inc. ("NAI") and Mr. Sumner M. Redstone ("Mr. Redstone") (collectively, the "Reporting Persons") and amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on May 15, 2000, as amended, with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of Westwood One, Inc., a Delaware corporation ("Westwood" or the "Issuer") with its principal executive office located at 40 West 57th Street, New York, N.Y. 10019.

Item 2.     Identity and Background.
          -------------------------

     Item 2 is amended as follows:

     The executive officers and directors of INI, IMC, IBC, Viacom, NAIRI and NAI, as of December 31, 2002, are set forth on Schedules I through VI attached hereto.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is amended as follows:

          (a) and (b) INI is the direct owner, with shared dispositive and voting power, of 16,000,000 Common Shares, or approximately 15.2% of the Issuer's issued and outstanding shares
(based on 105,398,318 Common Shares reported by the Issuer to be issued and outstanding as of October 31, 2002).

          IMC is the beneficial owner with shared dispositive and voting power, of 16,000,000 Common Shares, or approximately 15.2% of the Issuer's issued and outstanding shares (based on 105,398,318 Common Shares reported by the Issuer to be issued and outstanding as of October 31, 2002).

          IBC is (i) the direct owner, with shared dispositive and voting power, of 2,000,000 Common Shares underlying two warrants, each for 1,000,000 Common Shares (the "Warrants"), each of which will become exercisable in the next 60 days only if the Issuer's Common Stock trades, with respect to the first warrant, at or above $56.235, and with respect to the second warrant, at or above $59.984, on at least 20 out of 30 consecutive trading days during which the national securities exchanges are open for trading ("Trading Days"), and (ii) the beneficial owner with shared dispositive and voting power, of 16,000,000 Common Shares, for a total interest in 18,000,000 Common Shares or 16.8% of the Issuer's issued and outstanding shares (based on 105,398,318 Common Shares reported by the Issuer to be issued and outstanding as of October 31, 2002 and assuming full exercise of the Warrants).

          Viacom, NAIRI and NAI are each a beneficial owner with shared dispositive and voting power, of 18,000,000 Common Shares, including 2,000,000 Common Shares underlying the Warrants, or approximately 16.8% of the Issuer's issued and outstanding shares (based on 105,398,318 Common Shares reported by the Issuer to be issued and outstanding as of October 31, 2002 and assuming full exercise of the Warrants).

                                        Page 10 of 21 Pages

          As a result of his stock ownership in NAI, Mr. Sumner
M. Redstone is deemed the beneficial owner, with shared dispositive and voting power of 18,000,000 Common Shares, including 2,000,000 Common Shares underlying the Warrants or approximately 16.8% of the issued and outstanding Common Shares of the Issuer (based on 105,398,318 Common Shares reported by the Issuer to be issued and outstanding as of October 31, 2002 and assuming full exercise of the Warrants).

          The Reporting Persons are aware that certain of the executive officers and directors of the Reporting Persons, as applicable, own Common Shares of the Issuer and/or hold options to acquire Common Shares of the Issuer. Mr. Mel Karmazin is the beneficial owner of 2,244,200 Common Shares, including 2,192,000 Common Shares underlying currently exercisable stock options (the "Karmazin Options"), or approximately 2.1% of the Issuer's issued and outstanding Common Shares (based on 105,398,318 Common Shares reported by the Issuer to be issued and outstanding as of October 31, 2002 and assuming full exercise of the Karmazin Options).

     (c)  Pursuant to the Management Agreement, dated March 30,
1999, as amended, between IBC and the Issuer, as described in Amendment 2 to this Schedule 13D, on January 2, 2003, IBC received the following two warrants to purchase Common Stock from the Issuer:

     * A warrant to purchase 1,000,000 shares of the Issuer's Common Stock at an exercise price of $43.11. This warrant will become exercisable only if the Issuer's Common Stock reaches a price of $56.235 on at least 20 out of 30 consecutive Trading Days and has an expiration date of January 2, 2013.


     * A warrant to purchase 1,000,000 shares of the Issuer's Common Stock at an exercise price of $48.36. This warrant will become exercisable only if the Issuer's Common Stock reaches a price of $59.984 on at least 20 out of 30 consecutive Trading Days and has an expiration date of January 2, 2013.



Item 7.   Material to be Filed as Exhibits.
          ------------------------------------

99        Joint Filing Agreement among Infinity Network Inc.,
          Infinity Media Corporation, Infinity Broadcasting
          Corporation, Viacom Inc., NAIRI, Inc., National
          Amusements, Inc. and Sumner M. Redstone.

                                        Page 11 of 21 Pages

                           Signatures
                          -------------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


January 13, 2003


                                   Infinity Network, Inc.

                                   By:  /s/ Michael D. Fricklas
					-----------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Infinity Media Corporation

                                   By:  /s/ Michael D. Fricklas
					-----------------------
                                        Michael D. Fricklas
                                        Executive Vice President

                                   Infinity Broadcasting Corporation

                                   By:  /s/ Michael D. Fricklas
					-----------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Viacom Inc.

                                   By:  /s/ Michael D. Fricklas
					-----------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and Secretary


                                   NAIRI, Inc.


                                   By:  /s/ Sumner M. Redstone
					-----------------------
                                        Sumner M. Redstone
                                        Chairman and President


                                   National Amusements, Inc.

                                   By:  /s/ Sumner M. Redstone
					-----------------------
                                        Sumner M. Redstone
                                        Chairman and Chief
					Executive Officer



                                        /s/ Sumner M. Redstone
					-----------------------
               				Sumner M. Redstone
                                        Individually

                                        Page 12 of 21 Pages

                           SCHEDULE I
                          -------------

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                     Infinity Network, Inc.
                    ------------------------

DIRECTORS
                 Business Address    Present Principal Occupation
Name                                 and Address of Employment
---------------- -----------------   ----------------------------
Michael D.       Viacom Inc.         Executive Vice President,
Fricklas         1515 Broadway       General Counsel & Secretary
                 New York, N.Y.      Viacom Inc.
                 10036               1515 Broadway
                                     New York, N.Y. 10036

Robert G.        Viacom Inc.         Vice President and Treasurer
Freedline        1515 Broadway       Viacom Inc.
                 New York, N.Y.      1515 Broadway
                 10036               New York, N.Y. 10036

Susan C. Gordon  Viacom Inc.         Vice President, Controller &
                 1515 Broadway       Chief Accounting Officer
                 New York, N.Y.      Viacom Inc.
                 10036               1515 Broadway
                                     New York, N.Y. 10036


Executive Officers

Name             Business Address    Present Principal Occupation
	                             and Address of Employment
---------------- -----------------   ----------------------------

John Sykes       Infinity            President and Chief
President & CEO  Broadcasting        Executive Officer
                 Corporation         Infinity Radio operations
                 40 West 57th        Infinity Broadcasting
                 Street              Corporation
                 New York, N.Y.      40 West 57th Street
                 10019               New York, N.Y. 10019

Michael D.       Viacom Inc.         Executive Vice President,
Fricklas         1515 Broadway       Secretary
EVP & Secretary  New York, NY        & General Counsel
                 10036               Viacom Inc.
                                     1515 Broadway
                                     New York, N.Y. 10036

Richard J.       Viacom Inc.         Sr. EVP & Chief Financial
Bressler         1515 Broadway       Officer
Senior EVP       New York, NY        Viacom Inc.
                 10036               1515 Broadway
                                     New York, NY 10036

                                          Page 13 of 21 Pages


                           Schedule II
                          ------------
               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                   Infinity Media Corporation
         -----------------------------------------------


DIRECTORS

Name             Business Address    Present Principal Occupation
                                     and Address of Employment
---------------- -----------------   ----------------------------
Michael D.       Viacom Inc.         Executive Vice President,
Fricklas         1515 Broadway       General Counsel & Secretary
                 New York, N.Y.      Viacom Inc.
                 10036               1515 Broadway
                                     New York, N.Y. 10036

Robert G.        Viacom Inc.         Vice President and Treasurer
Freedline        1515 Broadway       Viacom Inc.
                 New York, N.Y.      1515 Broadway
                 10036               New York, N.Y. 10036

Susan C. Gordon  Viacom Inc.         Vice President, Controller &
                 1515 Broadway       Chief Accounting Officer
                 New York, N.Y.      Viacom Inc.
                 10036               1515 Broadway
                                     New York, N.Y. 10036


Executive Officers

Name             Business Address    Present Principal Occupation
                                     and Address of Employment
---------------- -----------------   ----------------------------
John Sykes       Infinity            President and Chief
President & CEO  Broadcasting        Executive Officer
                 Corporation         Infinity Radio operations
                 40 West 57th        Infinity Broadcasting
                 Street              Corporation
                 New York, N.Y.      40 West 57th Street
                 10019               New York, N.Y. 10019

Michael D.       Viacom Inc.         Executive Vice President,
Fricklas         1515 Broadway       Secretary
EVP & Secretary  New York, NY        & General Counsel
                 10036               Viacom Inc.
                                     1515 Broadway
                                     New York, N.Y. 10036

Richard J.       Viacom Inc.         Sr. EVP & Chief Financial
Bressler         1515 Broadway       Officer
Senior EVP       New York, NY        Viacom Inc.
                 10036               1515 Broadway
                                     New York, NY 10036

                                             Page 14 of 21 Pages

                          Schedule III
                         --------------

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                Infinity Broadcasting Corporation
               ----------------------------------


DIRECTORS

                 Business Address     Present Principal Occupation
Name                                  and Address of Employment
---------------- -------------------  -----------------------------
Michael D.       Viacom Inc.          Executive Vice President,
Fricklas         1515 Broadway        General Counsel & Secretary
                 New York, N.Y.       Viacom Inc.
                 10036                1515 Broadway
                                      New York, N.Y. 10036

Robert G.        Viacom Inc.          Vice President and Treasurer
Freedline        1515 Broadway        Viacom Inc.
                 New York, N.Y.       1515 Broadway
                 10036                New York, N.Y. 10036

Susan C. Gordon  Viacom Inc.          Vice President, Controller &
                 1515 Broadway        Chief Accounting Officer
                 New York, N.Y.       Viacom Inc.
                 10036                1515 Broadway
                                      New York, N.Y. 10036

Executive Officers

				      Present Principal
                 Business Address     Occupation and Address of
Name                                  Employment
---------------- -----------------------------------------------
Mel Karmazin     Viacom Inc.          President & Chief Operating
Chairman         1515 Broadway        Officer
                 New York, NY 10036   Viacom Inc.
                                      40 West 57th Street
                                      New York, N.Y. 10019

John Sykes       Infinity             Chairman and Chief
President & CEO  Broadcasting         Executive Officer
                 Corporation          Infinity Radio Operations
                 40 West 57th Street  Infinity Broadcasting
                 New York, N.Y.       Corporation
                 10019                40 West 57th Street
                                      New York, N.Y. 10019

Michael D.       Viacom Inc.          Executive Vice President,
Fricklas         1515 Broadway        Secretary
EVP & Secretary  New York, NY 10036   & General Counsel
                                      Viacom Inc.
                                      1515 Broadway
                                      New York, N.Y. 10036

Richard J.       Viacom Inc.          Sr. EVP & Chief Financial
Bressler         1515 Broadway        Officer
Senior EVP       New York, NY 10036   Viacom Inc.
                                      1515 Broadway
                                      New York, NY 10036

                                           Page 15 of 21 Pages

                           SCHEDULE IV
                   --------------------------

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                           VIACOM INC.
                        -----------------

Directors
                  Business Address   Present Principal Occupation
Name                                 and Address of Employment
----------------  -----------------  ------------------------------

George S. Abrams  Winer & Abrams     Attorney
                  60 State Street    Winer & Abrams
                  Boston, MA 02109   60 State Street
                                     Boston, MA  02109

David Andelman    Lourie and Cutler  Attorney
                  60 State Street    Lourie and Cutler
                  Boston, MA  02109  60 State Street
                                     Boston, MA  02109

George H.         AKAMAI             Chairman and Chief Executive
Conrades          Technologies       Officer
                  500 Technology     AKAMAI Technologies
                  Square             500 Technology Square
                  Cambridge, MA      Cambridge, MA 02139
                  02139

Philippe P.       DND Capital        Co-Chairman and Chief
Dauman            Partners, LLC      Executive Officer
                  9 West 57th  St.   DND Capital Partners, LLC
                  New York, N.Y.     9 West 57th St.
                  10019              New York, N.Y. 10019

William H. Gray   The College        President and Chief Executive
III               Fund/UNCF          Officer
                  8260 Willow Oaks   The College Fund/UNCF
                  Corporate Drive    8260 Willow Oaks Corporate
                  Fairfax, VA 22031  Drive
                                     Fairfax, VA 22031

Mel Karmazin      Viacom Inc.        President and Chief Operating
                  1515 Broadway      Officer
                  New York, NY       Viacom Inc.
                  10036              1515 Broadway
                                     New York, NY 10036

Jan Leschly       Care Capital LLC   Chairman and CEO
                  Princeton          Care Capital LLC
                  Overlook 1         Princeton Overlook 1
                  100 Overlook       100 Overlook Center and Route,
                  Center and Route,  Suite 102
                  Suite 102          Princeton, NJ 08540
                  Princeton, NJ
                  08540

David T.          Orion Safety       Chairman and Chief Executive
McLaughlin        Products           Officer
                  46 Newport road    Orion Safety Products Orion
                  New London, NH     Safety Products
                  03257              46 Newport road
                                     New London, NH 03257

Ken Miller        Ken Miller         President and Chief Executive
                  Capital, LLC       Officer
                  C/o The            Ken Miller Capital, LLC
                  Associated Group   c/o The Associated Group
                  650 Madison        650 Madison Avenue
                  Avenue             25th Floor
                  25th Floor         New York, N.Y. 10022
                  New York, N.Y.
                  10022

                                        Page 16 of 21 Pages

                           SCHEDULE IV
                           (Continued)
                          -------------

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                           VIACOM INC.
                        ----------------

Directors

                Business Address      Present Principal
Name                                  Occupation and Address of
					Employment
----------------------------------------------------------------
Leslie Moonves  Viacom Inc.           President and Chief
                1515 Broadway         Executive Officer of CBS
                New York, NY 10036    Television
                                      CBS Television
                                      7800 Beverly Blvd.
                                      Los Angeles, CA 90036

Brent D.        c/o Showtime          Director, National
Redstone        Networks Inc.         Amusements, Inc.
                1633 Broadway         National Amusements, Inc.
                New York, NY  10019   200 Elm Street
                                      Dedham, MA  02026

Shari Redstone  National              President of National
                Amusements, Inc.      Amusements, Inc. and
                200 Elm Street        Executive Vice President of
                Dedham, MA  02026     NAIRI, Inc.
                                      National Amusements, Inc.
                                      200 Elm Street
                                      Dedham, MA  02026

Sumner M.       Viacom Inc.           Chairman of the Board and
Redstone        1515 Broadway         Chief Executive Officer
                New York, NY 10036    Viacom Inc.
                                      1515 Broadway
                                      New York, N.Y. 10036

Fredric V.      400 Westchester       Retired
Salerno         Avenue                Not applicable
                2nd Floor
                White Plains, N.Y.
                10604

William         Cadwalader            Counsel
Schwartz        Wickersham & Taft     Cadwalader Wickersham &
                100 Maiden Lane       Taft
                New York, N.Y.        100 Maiden Lane
                10038                 New York, N.Y. 10038

Ivan Seidenberg Verizon               President & Chief Executive
                Communications        Officer
                1095 Avenue of the    Verizon Communications
                Americas              1095 Avenue of the Americas
                New York, NY 10036    New York, NY  10036

Patty           Bill and Melinda      Co-Chair & President
Stonesifer      Gates                 Bill and Melinda Gates
                Foundation            Foundation
                1551 Eastlake Ave.    1551 Eastlake Ave. East
                East                  Seattle, WA 98102
                Seattle, WA 98102

Robert D.       Cardinal Health,      Chairman & Chief Executive
Walter          Inc.                  Officer
                7000 Cardinal Place   Cardinal Health, Inc.
                Dublin, OH 43017      7000 Cardinal Place
                                      Dublin, OH 43017

                                        Page 17 Of 21 Pages
                           SCHEDULE IV
                       ------------------
                           (Continued)

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                           VIACOM INC.
                        ----------------

Executive Officers
                  Business Address    Present Principal
Name                                  Occupation and Address of
				      Employment
------------------------------------------------------------------
Sumner M.         Viacom Inc.         Chairman of the Board and
Redstone          1515 Broadway       Chief Executive Officer
Chairman of the   New York, NY 10036  Viacom Inc.
Board and Chief                       1515 Broadway
Executive                             New York, N.Y. 10036
Officer

Mel Karmazin      Viacom Inc.         President and Chief
President and     1515 Broadway       Operating Officer
Chief Operating   New York, NY 10036  Viacom Inc.
Officer                               1515 Broadway
                                      New York, NY 10036

Richard J.        Viacom Inc.         Senior EVP & Chief
Bressler          1515 Broadway       Financial Officer
Senior EVP &      New York, NY 10     Viacom Inc.
Chief Financial                       1515 Broadway
Officer                               New York, NY  10036

Michael D.        Viacom Inc.         EVP, General Counsel and
Fricklas          1515 Broadway       Secretary
EVP, General      New York, NY 10036  Viacom Inc.
Counsel and                           1515 Broadway
Secretary                             New York, NY  10036

Susan C.          Viacom Inc.         Senior Vice President,
Gordon            1515 Broadway       Controller, Chief
SVP, Controller,  New York, NY 10036  Accounting Officer
Chief Accounting                      Viacom Inc.
Officer                               1515 Broadway
                                      New York, NY 10036

Carol Melton      Viacom Inc.         Senior Vice President,
Senior Vice       1515 Broadway       Government Relations
President,        New York, NY 10036  Viacom Inc.
Government                            1515 Broadway
Relations                             New York, NY 10036

Carl D. Folta     Viacom Inc.         Senior Vice President,
Viacom Inc.       1515 Broadway       Corporate Relations
1515 Broadway     New York, NY 10036  Viacom Inc.
New York, NY                          1515 Broadway
10036                                 New York, NY 10036

William A.        Viacom Inc.         Sr. VP, Human Resources and
Roskin            1515 Broadway       Administration
Sr. VP, Human     New York, NY 10036  Viacom Inc.
Resources and                         1515 Broadway
Administration                        New York, NY  10036
Viacom Inc

Robert G.         Viacom Inc.         Vice President and
Freedline         1515 Broadway       Treasurer
Vice President    New York, N.Y.      Viacom Inc.
and Treasurer     10036               1515 Broadway
                                      New York, N.Y. 10036

Martin M. Shea    Viacom Inc.         Senior Vice President,
Senior Vice       1515 Broadway       Investor Relations
President,        New York, NY 10036  Viacom Inc.
Investor                              1515 Broadway
Relations                             New York, NY 10036

                                          Page 18 of 21 Pages
                           SCHEDULE V

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                           NAIRI, INC.
                        ----------------

Directors

                  Business Address    Present Principal
Name                                  Occupation and Address of
				      Employment
---------------------------------------------------------------
George S. Abrams  Winer & Abrams      Attorney
                  60 State Street     Winer & Abrams
                  Boston, MA 02109    60 State Street
                                      Boston, MA  02109

David Andelman    Lourie and Cutler   Attorney
                  60 State Street     Lourie and Cutler
                  Boston, MA  02109   60 State Street
                                      Boston, MA  02109

Philippe P.       DND Capital         Co-Chairman and CEO of DND
Dauman            Partners, LLC       Capital Partners LLC
                  9 West 57th  St.    DND Capital Partners, LLC
                  New York, N.Y.      9 West 57th St.
                  10019               New York, N.Y. 10019

Brent D.          c/o Showtime        Director of National
Redstone          Networks Inc.       Amusements, Inc.
                  1633 Broadway       National Amusements, Inc.
                  New York, NY        200 Elm Street
                  10019               Dedham, MA  02026

Shari Redstone    National            President of National
                  Amusements, Inc.    Amusements, Inc. and
                  200 Elm Street      Executive Vice President
                  Dedham, MA  02026   of NAIRI, Inc.
                                      National Amusements, Inc.
                                      200 Elm Street
                                      Dedham, MA  02026

Sumner M.         Viacom Inc.         Chairman of the Board and
Redstone          1515 Broadway       Chief Executive Officer
                  New York, NY 10036  Viacom Inc.
                                      1515 Broadway
                                      New York, N.Y. 10036

                             Page 19 of 21 Pages

                           SCHEDULE V
                           (Continued)

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                           NAIRI, INC.
                             ----------

Executive Officers
                  Business Address    Present Principal
Name                                  Occupation and Address of
				      Employment
----------------------------------------------------------------
Sumner M.         Viacom Inc.         Chairman of the Board and
Redstone          1515 Broadway       Chief Executive Officer
Chairman and      New York, NY 10036  Viacom Inc.
President                             1515 Broadway
                                      New York, N.Y. 10036

Shari Redstone    National            President of National
Executive Vice    Amusements, Inc.    Amusements, Inc. and
President         200 Elm Street      Executive Vice President
                  Dedham, MA  02026   of NAIRI, Inc.
                                      National Amusements, Inc.
                                      200 Elm Street
                                      Dedham, MA  02026

Jerome Magner     National            Vice President and
Vice President    Amusements, Inc.    Treasurer of National
and Treasurer     200 Elm Street      Amusements, Inc. and
                  Dedham, MA  02026   NAIRI, Inc.
                                      National Amusements, Inc.
                                      200 Elm Street
                                      Dedham, MA  02026

Richard Sherman   National            Vice President of National
Vice President    Amusements, Inc.    Amusements, Inc. and
                  200 Elm Street      NAIRI, Inc.National
                  Dedham, MA  02026   Amusements, Inc.
                                      200 Elm Street
                                      Dedham, MA  02026

Tilly Berman      National            Secretary
Secretary         Amusements, Inc.    National Amusements, Inc.
                  200 Elm Street      200 Elm Street
                  Dedham, MA  02026   Dedham, MA  02026

                                   Page 20 of 21 Pages

                           SCHEDULE VI

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                    National Amusements, Inc.
                  ----------------------------

Directors

                  Business Address    Present Principal
Name                                  Occupation and Address of
				      Employment
----------------------------------------------------------------
George S. Abrams  Winer & Abrams      Attorney
                  60 State Street     Winer & Abrams
                  Boston, MA 02109    60 State Street
                                      Boston, MA  02109

David Andelman    Lourie and Cutler   Attorney
                  60 State Street     Lourie and Cutler
                  Boston, MA  02109   60 State Street
                                      Boston, MA  02109

Philippe P.       DND Capital         Co-Chairman and CEO of DND
Dauman            Partners, LLC       Capital Partners LLC
                  9 West 57th  St.    DND Capital Partners, LLC
                  New York, N.Y.      9 West 57th St.
                  10019               New York, N.Y. 10019

Brent D.          c/o Showtime        Director of National
Redstone          Networks Inc.       Amusements, Inc.
                  1633 Broadway       National Amusements, Inc.
                  New York, NY        200 Elm Street
                  10019               Dedham, MA  02026

Shari Redstone    National            President of National
                  Amusements, Inc.    Amusements, Inc. and
                  200 Elm Street      Executive Vice President
                  Dedham, MA  02026   of NAIRI, Inc.
                                      National Amusements, Inc.
                                      200 Elm Street
                                      Dedham, MA  02026

Sumner M.         Viacom Inc.         Chairman of the Board and
Redstone          1515 Broadway       Chief Executive Officer
                  New York, NY 10036  Viacom Inc.
                                      1515 Broadway
                                      New York, N.Y. 10036

                                   Page 21 of 21 Pages

                           SCHEDULE VI

               Name, business address, and present
              principal occupation or employment of
             the directors and executive officers of

                    National Amusements, Inc.
                   --------------------------


Executive Officers

                  Business Address    Present Principal Occupation
Name                                  and Address of Employment
----------------  ------------------- -----------------------------
Sumner M.         Viacom Inc.         Chairman of the Board and
Redstone          1515 Broadway       Chief Executive Officer
Chairman and      New York, NY 10036  Viacom Inc.
President                             1515 Broadway
                                      New York, N.Y. 10036

Shari Redstone    National            President of National
Executive Vice    Amusements, Inc.    Amusements, Inc. and
President         200 Elm Street      Executive Vice President of
                  Dedham, MA  02026   NAIRI, Inc.
                                      National Amusements, Inc.
                                      200 Elm Street
                                      Dedham, MA  02026

Jerome Magner     National            Vice President and Treasurer
Vice President    Amusements, Inc.    of National Amusements, Inc.
and Treasurer     200 Elm Street      and NAIRI, Inc.
                  Dedham, MA  02026   National Amusements, Inc.
                                      200 Elm Street
                                      Dedham, MA  02026

Richard Sherman   National            Vice President of National
Vice President    Amusements, Inc.    Amusements, Inc. and NAIRI,
                  200 Elm Street      Inc.National Amusements, Inc.
                  Dedham, MA  02026   200 Elm Street
                                      Dedham, MA  02026

Tilly Berman      National            Secretary
Secretary         Amusements, Inc.    National Amusements, Inc.
                  200 Elm Street      200 Elm Street
                  Dedham, MA  02026   Dedham, MA  02026

                          Exhibit 99.1


                     JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D, dated May 15, 2000 (the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share, of Westwood One, Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 28th day of March, 2002.

                                   Infinity Network, Inc.
                                   By:  /s/ Michael D. Fricklas
					-----------------------
                                        Michael D. Fricklas
                                        Executive Vice President

                                   Infinity Media Corporation
                                   By:  /s/ Michael D. Fricklas
					-----------------------
                                        Michael D. Fricklas
                                        Executive Vice President

                                   Infinity Broadcasting Corporation
                                   By:  /s/ Michael D. Fricklas
					-----------------------
                                        Michael D. Fricklas
                                        Executive Vice President


                                   Viacom Inc.
                                   By:  /s/ Michael D. Fricklas
					-----------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and Secretary


                                   NAIRI, Inc.
                                   By:  /s/ Sumner M. Redstone
					-----------------------
                                        Sumner M. Redstone
                                        Chairman and President


                                   National Amusements, Inc.

                                   By:  /s/ Sumner M. Redstone
					-----------------------
                                        Sumner M. Redstone
                                        Chairman and Chief
					Executive Officer



                                        /s/ Sumner M. Redstone
					-----------------------
					Sumner M. Redstone
                                        Individually